UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Camden National Corporation

(Name of Subject Company (Issuer))

Camden National Corporation (Issuer)

(Name of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

133034108

(CUSIP Number of Class of Securities)

Robert W. Daigle

President and Chief Executive Officer

Camden National Corporation

Two Elm Street

Camden, Maine 04843

(207) 236-8821

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

William Pratt Mayer, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$28,610,466.00	$3,061.32

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 752,907 shares of the Common Stock of Camden National Corporation at the tender offer price of $38.00 per share.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with Securities and Exchange Commission on March 24, 2006, and amended and supplemented by Amendment No. 1 on April 7, 2006 and Amendment No. 2 on April 24, 2006 (“Schedule TO”), relating to the issuer tender offer by Camden National Corporation, a Maine corporation (“Camden” or the “Company”), to purchase up to 752,000 common shares, no par value (the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn, at prices between $36.50 and $40.25 per share, without interest. Camden’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO and which are incorporated herein by reference.

On April 25, 2006, Camden issued a press release, filed herewith as Exhibit (a)(5)(iii) by reference to the Company’s Form 8-K filed on April 25, 2006, announcing completion of its trust preferred offering and satisfaction of the financing condition.

The information in the Offer to Purchase is incorporated in this Amendment No. 3 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

Section 7 – “Conditions of the Offer” and Section 9 – “Source and Amount of Funds” of the Schedule TO are hereby amended and supplemented as follows:

On April 25, 2006, the Company consummated the private placement of $35 million in Trust Preferred Securities (the “Securities”), which Securities were priced on April 25, 2006. The Securities were issued through a Delaware statutory business trust formed by the Company. The Securities mature in 2036. Until June 30, 2011, the Securities will have a fixed annual distribution rate of 6.71%, thereafter converting into a floating rate of three-month LIBOR plus 1.40%. The Company intends to use the net proceeds from the sale of the Securities to purchase the shares pursuant to the offer, to pay related fees and expenses and for general corporate purposes.

As a result, the condition to the offer that Camden complete the trust preferred offering has been satisfied. The offer remains subject to certain other conditions specified in the Offer to Purchase.

This is not an offer to sell or a solicitation of offers to buy the Securities. Such Securities will not be and have not been registered under the federal securities laws and may not be offered absent registration or an applicable exemption from such registration requirements.

Items 1 through 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

On page 32, under the subheading Incorporation by Reference, the last sentence of the first paragraph is hereby amended to add a fourth bullet as follows:

•	Our Current Report on Form 8-K filed on April 25, 2006.

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ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated March 24, 2006.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(vi)	Letter to Stockholders, dated March 24, 2006, from Robert W. Daigle, President and Chief Executive Officer of Camden National Corporation*

(a)(1)(vii)	Letter to Participants in Camden National Corporation’s 401(k) Plan*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5) (i)	Press Release issued by Camden National Corporation, dated March 24, 2006.*

(a)(5) (ii)	Press Release issued by Camden National Corporation, dated April 24, 2006.**

(a)(5)(iii)	Press Release issued by Camden National Corporation, dated April 25, 2006 (incorporated herein by reference to Exhibit 99.1 to the Company’s Form 8-K filed with the Commission on April 25, 2006).

(b)	Not applicable.

(d)(i)	Camden National Bank’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Form S-8 filed with the Commission on August 29, 2001).

(d)(ii)	Amendment No. 1 to the 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Form S-8 filed with the Commission on August 29, 2001).

(d)(iii)	KSB Bancorp Inc.’s 1993 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(d)(iv)	Amendment No. 1 to KSB Bancorp Inc.’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(d)(v)	KSB Bancorp Inc.’s 1998 Long-Term Incentive Stock Benefit Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-K filed with the Commission on March 15, 2004).

(d)(vi)	The Company’s 2003 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Form 10-Q filed with the Commission on May 9, 2003).

(d)(vii)	The Company’s Management Stock Purchase Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).

(d)(viii)	The Company’s form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 10, 2005).

(d)(ix)	The Company’s form of Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).

(d)(x)	The Company’s Long-Term Performance Share Plan (incorporated herein by reference to Exhibit 10.19 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on March 24, 2006.
**	Previously filed with Amendment No. 2 to Schedule TO on April 24, 2006.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2006

CAMDEN NATIONAL CORPORATION

By:	/s/ Sean G. Daly
Name:	Sean G. Daly
Title:	Chief Financial Officer

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